UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on December 16, 2011.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, Chile, December 14, 2011.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that its Board of Directors, in its meeting held on December 13, 2011 unanimously agreed to authorize the issuance and registry of two Lines of Bonds at the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros). The first Line shall be for an amount of up to 2.5 million UF (indexed monetary units) and shall have a maximum term of maturity of 10 years. The second Line will also be for an amount of up to 2.5 million UF and shall have a maximum term of maturity of up to 30 years. Notwithstanding the above, SQM may only place,  the maximum joint quantity of up to 2.5 million UF, charged to the series that are issued in the First Supplementary Indenture of each Line.

The securities that are obtained from these two Lines of Bonds shall be earmarked for (i) the payment and/or prepayment of short and/or long term liabilities of SQM and/or its subsidiary companies whether or not they are expressed in national or foreign currency and/or (ii) for financing the investments made by SQM and/or its subsidiary companies and/or (iii) for the compliance of company objectives of SQM and/or its subsidiary companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: December 16, 2011